August 17, 2006

Ms. Linda van Doorn
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:  Saxon Capital, Inc.
Form 10-K for the fiscal year ended December 31, 2005
Form 10-Q for the period ended March 31, 2006
File No. 1-32447

Dear Ms. van Doorn:

Reference is made to the letter (the "Response Letter"), dated August 15, 2006, from Saxon Capital, Inc. ("Saxon") to you setting forth explanations and requested supplemental information in response to your letter dated August 9, 2006 regarding the following filings of Saxon: Form 10-K for the fiscal year ended December 31, 2005 and Form 10-Q for the period ended March 31, 2006. This letter supplements the Response Letter to include the following statements, which were inadvertently omitted from the Response Letter. The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking action with respect to its filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please let us know if you have any questions regarding our responses to your comments. Also, please update your files for our fax number to 804-967-5826.

Sincerely,

/s/ Robert B. Eastep

Robert B. Eastep
Executive Vice President and Chief Financial Officer